[redacted]

06051332

SECURI[illegible]ION
Washington, D.C. 20549

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RECEIVED NOV 29 2006 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANCHIN CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 BROADWAY, 21ST FLOOR

(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

UPENDRA M. SARAIYA (212) 840-3456

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP

(Name – *if individual, state last, first, middle name*)

80 BROAD STREET 19 FLOOR	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, UPENDRA M. SARAIYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANCHIN CAPITAL ADVISORS LLC, as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Upen Saraiya
Signature

PRESIDENT
Title

Notary Public

PAUL GEVERTZMAN
NOTARY PUBLIC, State of New York
No. 02GE4854568
Qualified in Kings County
Commission Expires Feb. 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHIN CAPITAL ADVISORS LLC

STATEMENT OF
FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2006

ANCHIN CAPITAL ADVISORS LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Member of Anchin Capital Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Anchin Capital Advisors, LLC (F/K/A Platinum Financial Services LLC) (the "Company") as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Anchin Capital Advisors, LLC at September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

November 15, 2006 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

ANCHIN CAPITAL ADVISORS LLC
(F/K/A PLATINUM FINANCIAL SERVICES LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$	914,742
Accounts receivable		440,408
Prepaid expenses and other assets		5,466
TOTAL ASSETS	$	1,360,616

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	371,233
MEMBER'S EQUITY:		989,383
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,360,616

The accompanying notes are an integral part of these financial statements.

ANCHIN CAPITAL ADVISORS LLC
(F/K/A PLATINUM FINANCIAL SERVICES LLC)
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Anchin Capital Advisors LLC (F/K/A Platinum Financial Services LLC) (the "Company") was organized in New York on April 23, 2003, as a limited liability company. The Company is a wholly owned subsidiary of ABA Platinum Group, LLC (the "Parent") and is a component of a larger business enterprise. Its officers, personnel and other support are provided by that entity.

The Company is a registered broker with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) on February 17, 2004. The Company offers services including private investment banking services, merger and acquisition services, financial forecasts and projections, strategic planning, market research and financing alternatives. The Company will also make referrals to other NASD member firms for the sale of certain securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company recognizes revenue from its services at the time the transaction is closed and when income is reasonably determinable.

The preparation of financial statements in conformity with generally accepted accounting principles may require the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial instruments consist primarily of cash and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values which approximate current values due to the short-term nature of these instruments. For financial reporting purposes, the Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

NOTE 3 - INCOME TAXES

For tax purposes, the Company is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities, and items of deduction and credit are treated as those of the Parent.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent on January 1, 2004 whereby the Parent would pay on behalf of the Company primarily all of the overhead and administrative expenses. The Parent charges the Company for its share of these expenses. For the year ended September 30, 2006,

NOTE 4 - CONTINUED

the Company's share of the administrative service charges, occupancy, payroll, computer and office expenses amounted to $120,000, and is reflected in the statement of income. In addition, the Parent's affiliate ("Affiliate") provides personnel for specific engagements entered into by the Company with its clients. The personnel costs related to these engagements are billed to the Company by the Affiliate at the time these services are rendered and are payable to the Affiliate at that time. Such costs are reflected on the statement of income as direct costs. For the year ended September 30, 2006, these costs amounted to $1,266,607, of which $362,233 remained unpaid to the Affiliate at September 30, 2006, and are included in the Company's liabilities at that date.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in a bank account which balance, at times, may exceed federally insured limits. At September 30, 2006, the Company had a cash balance of $214,742 in a non-interest bearing checking account, and $700,000 in a certificate of deposit bearing interest at market rates.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $540,005, which was $515,257 in excess of its required minimum net capital of $24,748. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.